Abbey Capital

1-2 Cavendish Row, Upper O'Connell Street, Dublin 1

Telephone: 353-1-828 0400
Fax: 353-1-828 0499
Email: info@abbeycapital.com
Website: www.abbeycapital.com

[redacted]

Office of International Corporate Finance
Mail Stop 3628
U.S. SEC
100 F. Street North East
Washington DC
20549
USA

6 June 2008

Re: Submission of ACL Alternative Fund Ltd, file number 34999

Dear Sir/Madam,

Please find enclosed the following reports for the ACL Alternative Fund, covering the period May 1st to May 31st 2008.

- Monthly Performance Report for May.
- Daily NAV's for the ACL Alternative Fund for May.

Please do not hesitate to contact me directly should you have any additional questions.

Can you please confirm if it possible to send this information by email going forward. If this would be possible, please contact me at pcarney@abbeycapital.com or call 00353 18280 410.

Kind Regards,

Peter Carney
Chief Financial Officer
Abbey Capital Ltd

ACL Alternative Fund Limited
Daily asset value calculation
Summary

31-May-08

Submission of ACL Alternative Fund Ltd, file number 34999

Date	Unit Value
30-Apr-08	203.220
1-May-08	200.390
2-May-08	202.350
5-May-08	203.840
6-May-08	204.250
7-May-08	204.380
8-May-08	204.070
9-May-08	205.700
12-May-08	205.550
13-May-08	205.330
14-May-08	205.650
15-May-08	205.560
16-May-08	206.480
19-May-08	206.120
20-May-08	208.530
21-May-08	211.230
22-May-08	210.200
23-May-08	211.430
26-May-08	211.400
27-May-08	209.550
28-May-08	210.100
29-May-08	208.500
31-May-08	208.020

Abbey Capital

1-2 Cavendish Row
Dublin 1
Ireland
Phone: 353 1 828 0400
Fax: 353 1 828 0499

ACL Alternative Program USD Share Class A

Monthly Performance Update May 2008 **+2.4%, +14.5% Year-to-date**

Summary
The ACL Alternative Fund USD Share Class A was up +2.4% in May and is +14.5% year-to-date. Rallying energy prices and a rise in fixed income yields were the main drivers of the positive performance.

Markets were generally range-bound in May as benign US economic data was weighed against the inflationary threat of rising commodity prices. The rally in energy prices saw crude oil touch new record highs, while the USD and equity markets finished mixed on the month in choppy trading.

ACL Alternative Program Monthly Rates of Return ($ Class A)

(commencing 1st December 2000)

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	YTD
2000	[illegible]	[illegible]	[illegible]	[illegible]	-	-	[illegible]	[illegible]	-	-	-	8.8%	8.8%
2001	-1.8%	2.4%	6.1%	-5.2%	0.1%	-1.6%	2.2%	5.8%	7.0%	9.7%	-11.5%	-0.0%	11.8%
2002	-1.6%	-2.5%	3.2%	-2.6%	-1.4%	10.6%	4.8%	4.8%	5.5%	-7.2%	-1.7%	6.9%	19.0%
2003	4.6%	8.4%	-7.7%	1.0%	7.2%	-4.8%	-1.0%	-0.9%	-1.0%	2.7%	1.2%	6.0%	15.3%
2004	0.7%	7.1%	-0.3%	-5.9%	-2.3%	-4.3%	-1.8%	-2.2%	2.1%	1.3%	1.7%	-0.4%	-4.8%
2005	-5.0%	0.2%	0.7%	-2.8%	2.6%	3.8%	0.1%	1.9%	2.7%	-1.7%	7.9%	0.9%	11.3%
2006	5.5%	-2.9%	3.5%	-7.3%	-0.6%	-2.9%	-2.9%	1.2%	-2.2%	2.3%	2.5%	3.1%	14.1%
2007	1.5%	-4.8%	-2.1%	4.8%	2.4%	3.4%	-4.5%	-5.4%	6.4%	5.5%	-0.7%	1.8%	7.6%
2008	4.1%	10.3%	-0.6%	-2.0%	2.4%	-	[illegible]	-	-	-	-	-	14.5%

Figure for May 2008 is estimated

The Program commenced in December 2000 and was launched as a fund in January 2002. It allocates to a group of external Alternative Investment Managers. The performance figures shown are net of all fees and interest is included (pro-forma interest from December 2000 to April 2001 actual interest received thereafter).

Energy
Crude oil rose over +12% on the month, as a combination of factors saw the commodity touch a high of $135.09. Concerns regarding spare capacity magnified geopolitical tensions in Iraq and Nigeria, while OPEC and Saudi Arabia said that consumer demand was not strong enough to warrant an increase in the cartel's production. Natural gas prices also rose, as inventories ended the winter heating season at the lowest level in four years.

FX
The USD finished slightly stronger against the EUR (1.5541) and JPY (105.52), but fell versus the other majors in choppy trading. A lower growth forecast from the Federal Reserve saw the USD weaken to 1.5818 against the EUR, but it rebounded on comments from Fed officials concerning higher US interest rates, stronger-than-expected US home sales and durable goods figures. The CAD strengthened against the USD, finishing at C$0.9952 on rising oil prices and expectations the Canadian central bank will stop cutting interest rates after June.

Equity
Equity indices finished mixed on the month, with markets lacking a clear direction as signs of increased M&A activity were weighed against the sharp rise in energy costs. The S&P 500 (+1.1%) generally traded around the 1400-point level, touching a 4-month high earlier in May, but falling into month-end as the index met resistance at 1425. In Europe the DAX rose +2.1%, while the FTSE lost -0.6%. Asian markets were also varied, with the Nikkei 225 rising +3.5% and the Hang Seng declining -4.8%.

Financials
Bond prices closed lower on the month, with the yield on the US Treasury 10-year note touching a 5-month high, as US GDP data for the first quarter was revised to +0.9% from +0.6%. US economic data generally met expectations, while the Eurozone economy grew more than expected in the first quarter, with inflationary pressures increasing. Short-term interest rates rose in May on expectations that the Fed and ECB will raise benchmark rates to combat accelerating inflation.

Performance Analysis

(as at 31st May 2008)

	ACL Alternative Program USD Share Class A (1st Dec 2000)	ACL Alternative Fund USD Share Class A (31st Jan 2002)
Cumulative Return	148.7%	108.0%
Annualised ROR	12.9%	12.1%
Largest Monthly Gain	10.6%	10.6%
Largest Monthly Loss	-11.5%	-7.7%
Annualised Volatility	15.1%	14.0%
Volatility from Nov 2003	12.7%	12.7%
Maximum Drawdown	-17.8%	-17.8%
Sharpe Ratio	0.7	0.7

The ACL Alternative Program started 1st December 2000 and fund was launched on 31st January 2002

PAST PEFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

Abbey Capital

1-2 Cavendish Row
Dublin 1
Ireland
Phone: 353 1 828 0400
Fax: 353 1 828 0499

Agriculture and Metals

Agricultural commodity prices were generally little changed in May. Base metal prices declined, with the exception of aluminium which rose after the earthquake in China disrupted production. Gold closed higher on the month at $887 as rising oil prices and continued USD weakness boosted demand for the precious metal as a hedge against inflation.

Trading Style Analysis

Eleven of the ACL Alternative's twenty managers finished positive in May, as trendfollowing strategies captured the sharp rise in energy prices. Macro trading was negative, incurring losses in the equity and short-term financial sectors. The choppy currency markets led to losses for the specialist FX strategies, while Value trading profited from a range of currencies taking advantage of the late-month rallies in the CHF and JPY. Short-term systematic trading finished with gains, profiting from the sharp late-month decline in global bond prices and the rally in the energy sector.

ACL Alternative Program USD Share Class A
Cumulative Return - December 00 to May 08*


$2,400
$2,200
$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
Current Value of $1,000 invested in December 00 =
$2,487

** Figure for May 08 is estimated**

* *The ACL Alternative Program started on 1st December 2000 and was launched as a fund in January 2002*

Correlation Table

(Monthly Returns from December 2000 to May 2008)

	ACL Alternative Program USD Share Class A	S&P 500	MSCI World (gross local)
ACL Alternative Program USD Share Class A	1.0	-0.2	[illegible]
S&P 500		1.0	1.0
MSCI World (gross local)			1.0

Source S&P 500, MSCI World: Bloomberg

ACL Alternative Program - Market Sector % Gross Trading P&L Attribution: May 08*


2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
-0.50%
Cumulative Gross Trading P&L
Currency - emerging markets
Currency - majors
Energy
Equity Indices
Grains
LT Financial
Meats
Metals - Base
Metals - Precious
Softs
ST Financial
Market Sector

**The above graph shows gross figures, excluding interest and fees.*

Fund Class	Inception Date	NAV	Bloomberg	Sedol
ACL Alternative Fund USD Share Class A	January 2002	208.02	ACLALTF BH	3122967
ACL Alternative Fund EUR Share Class A	July 2004	147.21	ACLALTE BH	N/A
ACL Alternative Fund GBP Share Class B	January 2006	131.85	ACLALTG BH	N/A
ACL Alternative Fund USD Share Class B	July 2006	126.36	ACLALTB BH	N/A

Abbey Capital

1-2 Cavendish Row
Dublin 1
Ireland
Phone: 353 1 828 0400
Fax: 353 1 828 0499

ACL Alternative Program USD Share Class A

Monthly Performance Update May 2008 **+2.4%, +14.5% Year-to-date**

Summary
The ACL Alternative Fund USD Share Class A was up +2.4% in May and is +14.5% year-to-date. Rallying energy prices and a rise in fixed income yields were the main drivers of the positive performance.

Markets were generally range-bound in May as benign US economic data was weighed against the inflationary threat of rising commodity prices. The rally in energy prices saw crude oil touch new record highs, while the USD and equity markets finished mixed on the month in choppy trading.

ACL Alternative Program Monthly Rates of Return ($ Class A)
(commencing 1st December 2000)

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	YTD
2000												8.8%	8.8%
2001	-1.8%	2.4%	6.1%	-5.2%	0.1%	-1.6%	2.2%	5.8%	7.0%	9.7%	-11.5%	-0.0%	11.8%
2002	1.6%	-2.5%	3.2%	-2.6%	-1.4%	10.6%	4.8%	4.8%	5.5%	-7.2%	-1.7%	6.9%	19.0%
2003	4.6%	8.4%	-7.7%	1.0%	7.2%	-4.8%	-1.0%	-0.9%	-1.0%	2.7%	1.2%	6.0%	15.3%
2004	0.7%	7.1%	-0.3%	-5.9%	-2.3%	-4.3%	-1.8%	-2.2%	2.1%	1.3%	1.7%	-0.4%	1.8%
2005	-5.0%	0.2%	0.7%	-2.8%	2.6%	3.8%	0.1%	1.9%	2.7%	-1.7%	7.9%	0.9%	11.3%
2006	5.5%	-2.9%	3.5%	7.3%	-0.6%	-2.9%	-2.9%	1.2%	-2.2%	2.3%	2.5%	3.1%	14.1%
2007	1.5%	-4.8%	-2.1%	4.8%	2.4%	3.4%	-4.5%	-5.4%	6.4%	5.5%	-0.7%	1.8%	6%
2008	4.1%	10.3%	-0.6%	-2.0%	2.4%			-	-	-	-	-	14.5%

Figure for May 2008 is estimated

The Program commenced in December 2000 and was launched as a fund in January 2002. It allocates to a group of external Alternative Investment Managers. The performance figures shown are net of all fees and interest is included (pro-forma interest from December 2000 to April 2001 actual interest received thereafter).

Energy
Crude oil rose over +12% on the month, as a combination of factors saw the commodity touch a high of $135.09. Concerns regarding spare capacity magnified geopolitical tensions in Iraq and Nigeria, while OPEC and Saudi Arabia said that consumer demand was not strong enough to warrant an increase in the cartel's production. Natural gas prices also rose, as inventories ended the winter heating season at the lowest level in four years.

FX
The USD finished slightly stronger against the EUR (1.5541) and JPY (105.52), but fell versus the other majors in choppy trading. A lower growth forecast from the Federal Reserve saw the USD weaken to 1.5818 against the EUR, but it rebounded on comments from Fed officials concerning higher US interest rates, stronger-than-expected US home sales and durable goods figures. The CAD strengthened against the USD, finishing at C$0.9952 on rising oil prices and expectations the Canadian central bank will stop cutting interest rates after June.

Equity
Equity indices finished mixed on the month, with markets lacking a clear direction as signs of increased M&A activity were weighed against the sharp rise in energy costs. The S&P 500 (+1.1%) generally traded around the 1400-point level, touching a 4-month high earlier in May, but falling into month-end as the index met resistance at 1425. In Europe the DAX rose +2.1%, while the FTSE lost -0.6%. Asian markets were also varied, with the Nikkei 225 rising +3.5% and the Hang Seng declining -4.8%.

Financials
Bond prices closed lower on the month, with the yield on the US Treasury 10-year note touching a 5-month high, as US GDP data for the first quarter was revised to +0.9% from +0.6%. US economic data generally met expectations, while the Eurozone economy grew more than expected in the first quarter, with inflationary pressures increasing. Short-term interest rates rose in May on expectations that the Fed and ECB will raise benchmark rates to combat accelerating inflation.

Performance Analysis
(as at 31st May 2008)

	ACL Alternative Program USD Share Class A (1st Dec 2000)	ACL Alternative Fund USD Share Class A (31st Jan 2002)
Cumulative Return	148.7%	108.0%
Annualised ROR	12.9%	12.1%
Largest Monthly Gain	10.6%	10.6%
Largest Monthly Loss	-11.5%	-7.7%
Annualised Volatility	15.1%	14.0%
Volatility from Nov 2003	12.7%	12.7%
Maximum Drawdown	-17.8%	-17.8%
Sharpe Ratio	0.7	0.7

The ACL Alternative Program started 1st December 2000 and fund was launched on 31st January 2002

Abbey Capital

1-2 Cavendish Row
Dublin 1
Ireland
Phone: 353 1 828 0400
Fax: 353 1 828 0499

Agriculture and Metals

Agricultural commodity prices were generally little changed in May. Base metal prices declined, with the exception of aluminium which rose after the earthquake in China disrupted production. Gold closed higher on the month at $887 as rising oil prices and continued USD weakness boosted demand for the precious metal as a hedge against inflation.

Trading Style Analysis

Eleven of the ACL Alternative's twenty managers finished positive in May, as trendfollowing strategies captured the sharp rise in energy prices. Macro trading was negative, incurring losses in the equity and short-term financial sectors. The choppy currency markets led to losses for the specialist FX strategies, while Value trading profited from a range of currencies taking advantage of the late-month rallies in the CHF and JPY. Short-term systematic trading finished with gains, profiting from the sharp late-month decline in global bond prices and the rally in the energy sector.

ACL Alternative Program USD Share Class A
Cumulative Return - December 00 to May 08*


$2,600
$2,400
$2,200
$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
Current Value of $1,000 Invested in December 00 =
$2,487

** Figure for May 08 is estimated**

* *The ACL Alternative Program started on 1st December 2000 and was launched as a fund in January 2002*

Correlation Table

(Monthly Returns from December-2000 to May-2008)

	ACL Alternative Program USD Share Class A	S&P 500	MSCI World (gross local)
ACL Alternative Program USD Share Class A	1.0	-0.2	-0.2
S&P 500		1.0	1.0
MSCI World (gross local)			1.0

Source S&P 500, MSCI World: Bloomberg

ACL Alternative Program - Market Sector % Gross Trading P&L Attribution: May 08*


2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
-0.50%
Cumulative Gross Trading P&L
Currency - emerging markets
Currency - majors
Energy
Equity Indices
Grains
LT Financial
Meats
Metals - Base
Metals - Precious
Softs
ST Financial
Market Sector

**The above graph shows gross figures, excluding interest and fees.*

Fund Class	Inception Date	NAV	Bloomberg	Sedol
ACL Alternative Fund USD Share Class A	January 2002	208.02	ACLALTF BH	3122967
ACL Alternative Fund EUR Share Class A	July 2004	147.21	ACLALTE BH	N/A
ACL Alternative Fund GBP Share Class B	January 2006	131.85	ACLALTG BH	N/A
ACL Alternative Fund USD Share Class B	July 2006	126.36	ACLALTB BH	N/A

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

For further information in relation to this program, please contact the Product Support Team at Abbey Capital (email: productsupport@abbeycapital.com)

END